Exhibit 99.1

Draganfly to Host Shareholder Update Call on March 27, 2025

Saskatoon, SK, March 25, 2025 — Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading developer of drone solutions and systems, announced today that it will host a shareholder update call on March 27th, 2025, at 5:30 PM EST.

Draganfly CEO Cameron Chell will lead the call, providing an overview of the Company’s 2024 milestones, strategic initiatives, and its outlook for 2025. CFO Paul Sun will present the Q4 2024 financial results, along with a full-year review, which is scheduled for release after market close on March 27th, 2025. Pre-submitted investor questions will also be addressed during the call.

Registration for the call can be accessed here.

Investors are encouraged to submit their questions in advance to:

investor.relations@draganfly.com.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is a pioneer in drone solutions, AI-driven software, and robotics. With over 24 years of innovation, Draganfly has been at the forefront of drone technology, providing solutions for public safety, agriculture, industrial inspections, security, mapping, and surveying. The Company is committed to delivering efficient, reliable, and industry-leading technology that helps organizations save time, money, and lives.

For more information, visit www.draganfly.com.

For investor details, visit:

●	CSE
●	NASDAQ
●	FRANKFURT

Media Contact

media@draganfly.com

Company Contact

info@draganfly.com